                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                        Texas Regional Bancshares, Inc.
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                              (Name of the Issuer)


                          Class A Voting Common Stock
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                         (Title of Class of Securities)


                                  882673-10-6
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                                 (CUSIP Number)

                             James William Collins
                                 P.O. Box 1239
                              McAllen, Texas 78502
                                 (210) 686-5491
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 20, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Amendment No. 3 to Schedule 13D
James William Collins
Page 2 of 5 Pages


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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James William Collins
      Social Security No. ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

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 3    SEC USE ONLY



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 4    SOURCE OF FUNDS

      N/A
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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                               / /

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                               7     SOLE VOTING POWER

          NUMBER OF                  463,190

          SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     10,154
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  463,190

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     10,154

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      473,344

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                 / /

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.6%

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14    TYPE OF REPORTING PERSON*

      IN

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
Amendment No. 3 to Schedule 13D
James William Collins
Page 3 of 5 Pages


         Security and Issuer.

         This Amendment No. 3 to statement on Schedule 13D (the "Amendment") relates to the Class A Voting Common Stock, par value $1.00 per share (the "Common Stock"), of Texas Regional Bancshares, Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Kerria Plaza, Suite 301, 3700 N. 10th Street, McAllen, Texas 78502.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by James William Collins on January 15, 1993. This Amendment adjusts the number of shares beneficially owned by the reporting person to reflect a disposition of 124,315 shares of Common Stock in the aggregate, since the filing on February 12, 1997 of Amendment No. 2 to statement on Schedule 13D. This Amendment is being filed as a result of a material decrease in the percentage of shares of Common Stock beneficially owned by Mr. Collins. As of the date hereof, Mr. Collins beneficially owns 3.6% of the Common Stock and will not file another amendment to Schedule 13D unless his beneficial interest in the Issuer returns to 5% or greater in the future.

         Mr. Collins is a natural person and is a citizen of the United States of America. His business address is P.O. Box 1239, McAllen, Texas 78502. His principal occupation is serving as the General Partner of Rioco Partners, Ltd. The address of the principal executive offices of Rioco Partners, Ltd. is P.O. Box 1239, McAllen, Texas 78502.

         During the past five years, Mr. Collins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Collins is not currently, and during the past five years has not been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the disposition of shares of Common Stock of the Issuer was to diversify Mr. Collins' investments. Mr. Collins acquired his shares of Common Stock for investment purposes and intends to review his investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease his current investment in the Common Stock of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Pursuant to the Issuer's Quarterly Report on Form 10-Q for the nine month period ended September 30, 1997, as filed with the Commission, 13,110,639 shares of Common Stock were issued and outstanding as of October 20, 1997. Mr. Collins may be deemed to be the beneficial owner of 473,344 shares of Common Stock, which constitutes approximately 3.6% of the total issued and outstanding shares of Common Stock at October 20, 1997.

Amendment No. 3 to Schedule 13D
James William Collins
Page 4 of 5 Pages


         Mr. Collins has the sole power to vote and dispose of 463,190 shares of Common Stock. He has shared power to vote and dispose of 10,154 shares of Common Stock. He shares the power to vote and dispose of these 10,154 shares of Common Stock with Mr. G. E. Roney, Mr. David Rogers and Mrs. Kathleen Cook Collins, as explained below.

         Mr. Collins, Mr. Roney and Mr. Rogers share voting and disposition power with regard to 4,854 shares of Common Stock. These shares are held by a company in which each of the aforementioned persons is a 33 1/3% owner. Mr. Roney is the Chairman of the Board and CEO of the Issuer, and his business address is P.O. Box 5910, McAllen, Texas 78502. Mr. Rogers is the Chairman of the Board of the First National Bank of Edinburg, and his business address is 100 W. Cano, Edinburg, Texas 78539.

         Mr. Collins and Mrs. Collins share voting and disposition power with respect to 300 shares of Common Stock held by A.G. Edwards for the benefit of Mrs. Kathleen Cook Collins, IRA and 5,000 shares of Common Stock held by a company in which they are both the general and limited partners. Mrs. Collins is the wife of Mr. Collins. She is a housewife, and her address is 1707 Westway, McAllen, Texas 78503.

         During the past five years, neither Mr. Roney, Mr. Rogers nor Mrs. Collins have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them is currently, and during the past five years none of them has been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law. They are all citizens of the United States of America.

         Several family trusts of which Mr. Collins is the trustee have the right to receive the dividends from and the proceeds from the sale of shares of Common Stock. The Cook Memorial Trusts own 70,481 shares of Common Stock, and the Vannie Cook Trusts own 1,000 shares of Common Stock; Mrs. Kathleen Cook Collins is a beneficiary of the Cook Memorial Trusts and the Vannie Cook Trusts. The Vanco Trusts own 170,000 shares of Common Stock, the Carvan Trusts own 140,000 shares of Common Stock and the KVTC Trusts own 70,000 shares of Common Stock. The children of Mr. Collins are among the beneficiaries of the Vanco Trusts, the Carvan Trusts and the KVTC Trusts, and the combined interest of these three trusts is approximately 2.9% of the total issued and outstanding shares of Common Stock.

         During the past sixty days, the only transaction in the Common Stock by Mr. Collins was the delivery on January 20, 1998 to Investment Professionals, Inc. of 296,141 shares of Common Stock in satisfaction of short sales made over the past year. None of the short sales that the Common Stock was delivered in satisfaction of were made in the past sixty days. The date of delivery of such Common Stock, January 20, 1998, is also the date that Mr. Collins' beneficial ownership of the Common Stock decreased to below 5% of the issued and outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no such contracts, arrangements, understandings or relationships between Mr. Collins and any other person with respect to any shares of the Common Stock of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

Amendment No. 3 to Schedule 13D
James William Collins
Page 5 of 5 Pages

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 12, 1998                           By:   /s/ J.W. Collins
-----------------                              ----------------------------
      Date                                     Name:  James William Collins





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS

                             (SEE 18 U.S.C.1001)